[ALPS Letterhead]

January 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549-4644

Attention: Mr. Dominic Minore, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Fund-C Registration Statement on Form N-2
(File Nos. 333-221611; 811-23310)

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ALPS Distributors, Inc. (the “Distributor”) respectfully requests that Pre-Effective Amendment No. 1 to the above referenced Registration Statement, which was filed via EDGAR on January 17, 2018, be accelerated and declared effective on January 30, 2018 at 4 P.M. EST or as soon thereafter as is reasonably practicable.

In connection with the submission of the Distributor's request for accelerated effectiveness of the above-referenced Registration Statement, the Distributor hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	the Distributor may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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By: Steven B. Price

/s/ Steven B. Price

Senior Vice President and

Director of Distribution Services